

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

January 12, 2012

<u>Via Email</u>

James C. Lin, Esq.
Davis Polk & Wardwell LLP
c/o 18th Floor, The Hong Kong Club Building
3A Chater Road
Hong Kong

> **Shanda Interactive Entertainment Limited**
> **Schedule 13E-3/A**
> **Filed January 6, 2012**
> **File No. 005-80297**

Dear Mr. Lin:

We have reviewed your filing and have the following comment.

<u>Preliminary Proxy Statement</u>

1. We note your response to prior comment 7 in our January 3, 2012 letter. We do not see why the materials you sent us under a request for confidential treatment are outside the scope of Item 1015 of Regulation M-A. Please file the materials with your next amendment.

    Please contact me at (202) 551-3267 with any questions you may have.

> Sincerely,
>
> /s/ JE Griffith
>
> Julia E. Griffith
> Special Counsel
> Office of Mergers &
> Acquisitions